Exhibit 99.2

November 23, 2012

Dear Fellow Shareholder,

You are cordially invited to attend the 2012 Annual General Meeting of Shareholders of Metalink Ltd. to be held on Monday, December 31, 2012, at 2:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Alon Street, Tel Aviv, Israel.

We encourage you to read the accompanying Notice and Proxy Statement of the 2012 Annual General Meeting of Shareholders carefully, which discuss in detail the various matters to be voted upon at the meeting.

Your vote is very important to us!  Whether or not you plan to attend the meeting, it is important that your shares be represented.  Accordingly, you are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the meeting.  No postage is required if mailed in the United States.

We appreciate your continuing interest in Metalink Ltd.

Very truly yours, /s/ Uzi Rozenberg Chairman of the Board of Directors

METALINK LTD.
___________________________

NOTICE OF THE 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECMBER 31, 2012
___________________________

To the Shareholders of Metalink Ltd. (“we,” “Metalink” or the “Company”):

Notice is hereby given that the 2012 Annual General Meeting of Shareholders (the “Meeting” or the “2012 Annual General Meeting”) of Metalink will be held on Monday, December 31, 2012, at 2:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Alon Street, Tel Aviv, Israel, for the following purposes:

1.	To re-elect Messrs. Tzvi Shukhman, Uzi Rozenberg and Efi Shenhar, as directors;

2.	To re-elect Ms. Orly Etzion as an external director;

3.	To approve the grant of stock options to Mr. Hudi Zack;

4.
To reappoint Brightman Almagor & Co., Certified Public Accountants (Israel), a member of Deloitte Touche Tohmatsu, to serve as the Company’s auditors until immediately following the next annual general meeting of shareholders, and to authorize the Board of Directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee the authority to do so; and

5.	To review and consider the audited financial statements of the Company for the year ended December 31, 2011.

The Company’s Board of Directors recommends a vote FOR approval of all the matters to be voted upon at the 2012 Annual General Meeting. Item 5 will not require a vote by shareholders.

Shareholders of record at the close of business on November 23, 2012 are entitled to notice of, and to vote at, the Meeting.  All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting are requested to complete, date and sign the enclosed form of proxy and to promptly mail it in the enclosed pre-addressed envelope, so as to be received not later than seventy-two (72) hours before the Meeting.  No postage is required if mailed in the United States.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors, /s/ Uzi Rozenberg Chairman of the Board of Directors

Dated:  November 23, 2012.

METALINK LTD.
c/o Fahn Kanne
Derech Menachem Begin 23, Tel Aviv, 66183, Israel
___________________________

PROXY STATEMENT
___________________________

2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Introduction

This Proxy Statement is being furnished to holders of ordinary shares, NIS 1.0 nominal value (the “Ordinary Shares”), of Metalink Ltd. (“we,” “Metalink” or the “Company”) in connection with the solicitation of proxies by the Board of Directors for use at the 2012 Annual General Meeting of Shareholders (the “Meeting” or the “2012 Annual General Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2012 Annual General Meeting of Shareholders. The Meeting will be held on Monday, December 31, 2012, at 2:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Alon Street, Tel Aviv, Israel.

It is proposed that at the Meeting the following resolutions shall be adopted:

1.	To re-elect Messrs. Tzvi Shukhman, Uzi Rozenberg and Efi Shenhar, as directors;

2.	To re-elect Ms. Orly Etzion as an external director;

3.	To approve the grant of stock options to Mr. Hudi Zack; and

4.
To reappoint Brightman Almagor & Co., Certified Public Accountants (Israel), a member of Deloitte Touche Tohmatsu, to serve as the Company’s auditors until immediately following the next annual general meeting of shareholders, and to authorize the Board of Directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee the authority to do so.

In addition, our audited financial statements for the year ended December 31, 2011 will be reviewed and considered at the Meeting.

The Company currently is not aware of any other matters which will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Recommendation of the Board of Directors

 The Company’s Board of Directors recommends a vote FOR approval of all the matters to be voted upon at the Meeting.

Record Date; Outstanding Voting Securities; Quorum

Only holders of record of the Ordinary Shares, as of the close of business on the record date, November 22, 2012 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. As of November 1, 2012, the Company had 2,690,863 Ordinary Shares issued and outstanding. Each Ordinary Share outstanding on the Record Date will entitle its holder to one vote upon each of the matters to be presented at the Meeting.

A quorum must be present in order for the Meeting to be held.  The presence, in person or by proxy, of at least two of the Company’s shareholders holding shares that are entitled to vote in the aggregate at least one third (1/3) of the voting power of the Company on the Record Date will constitute a quorum for the transaction of business at the Meeting. If within an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to Monday, January 7, 2013 at the same time and place or any other date and place as the as the Chairman of the Board of Directors may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment.  This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders. At such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Voting and Proxies

Shareholders who are unable to attend the Meeting in person, are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received by the Company not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States.

If no direction is indicated with respect to any matter on a properly executed proxy, such proxy will be voted in accordance with the Board of Director’s recommendation. If any other matters are properly presented for action at the Meeting (which is currently not anticipated), the proxy holders will vote on such matters in accordance with their best judgment.

A shareholder returning a proxy may revoke it at any time before the exercise thereof by filing with the Company a revocation in writing or a duly executed proxy bearing a later date. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Metalink Ltd., c/o Fahn Kanne, Derech Menachem Begin 23, Tel Aviv, 66183, Israel, Attention:  Shay Evron, CFO.

Proxies for use at the Meeting are being solicited by the Company’s Board of Directors.  Proxies are being mailed to shareholders on or about November 24, 2012 and will be solicited primarily by mail. However, certain of the Company’s officers, directors, employees and agents, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expense of brokerage firms and others for forwarding material to the beneficial owners of the Company’s Ordinary Shares.

Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

To the extent you would like submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company not later than 10 days following the record date, i.e., by December 3, 2012.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares as of November 1, 2012, by (i) each person who is known by us to own beneficially more than 5% of the outstanding Ordinary Shares and (ii) all directors and officers as a group.

The information contained herein has been obtained from the Company’s records, from information furnished by the individual or entity to the Company or from public filings.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)

Tzvi Shukhman (3)	645,198	23.50%

Uzi Rozenberg (4)	477,535	17.75%

Harel Insurance and
Harel PIA (5)	260,246	9.70%

Directors and Officers as a group (consisting of 2 persons)	1,122,733	40.90%

1.
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Ordinary shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of Novmber 1, 2012

2.
The percentage of outstanding ordinary shares is based on 2,690,863 ordinary shares outstanding as of Novmber 1, 2012. Ordinary Shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of Novmber 1, 2012 are treated as outstanding only for the purposes of determining the percentage owned by such person or group.

3.	Includes 54,167 Ordinary Shares issuable upon exercise of stock options, exercisable within 60 days of Novmber 1, 2012, at an exercise price of $1.50 per share.

4.	Includes 100,000 Ordinary Shares owned of record by U.S.R. Electronic Systems (1987) Ltd., an Israeli company, wholly owned by Mr. Rozenberg and his wife, Mrs. Shoshana Rozenberg.

5.
As of December 31, 2009, based on a Schedule 13G/A filed by Harel Insurance Investments & Financial Services Ltd. ("Harel Insurance") and Harel PIA Mutual Funds Management Ltd. ("Harel PIA") with the Securities and Exchange Commission (“SEC”) on February 14, 2011.

PROPOSALS FOR THE 2012 ANNUAL GENERAL MEETING

ITEM 1 – ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

The Company currently has a Board of six directors, including two external directors. Directors of the Company, other than the external directors, are elected at each annual meeting of shareholders.

At the Meeting, shareholders will be asked to re-elect the following three (3) directors to serve as members of the Company’s Board of Directors: (1) Tzvi Shukhman; (2) Uzi Rozenberg; and (3) Efi Shenhar. Mr. Hudi Zack, who was elected in the 2011 annual meeting, will not stand for re-election.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election of the three (3) nominees named above as directors of the Company, each to hold office until the next annual general meeting or until his successor shall have duly taken officer.

In the event any one or more of such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. In addition, the Company is not aware of any understandings or agreements with respect to the future election of any nominees named herein.

Other than Mr. Rozenberg and Mr. Shenhar, who are brothers, there are no family relations between the nominees named below.

The following information is supplied with respect to each person nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees. Reference is made to the above chart entitled “Ownership of Ordinary Shares” for information pertaining to share ownership by certain nominees. For details about compensation paid or payable to these nominees, see below under the caption “Executive Compensation.”

A brief biography of each director nominee is set forth below:

Tzvi Shukhman, 51, a co-founder of the Company, has served as the Company’s Chief Executive Officer from the Company’s inception in 1992 and as Chairman of the Company’s Board of Directors until December 2007.  Prior to May 1999, Mr. Shukhman served as the Company’s President.  From March 1989 until March 1993, Mr. Shukhman served as an independent consultant for RAD Data Communications Ltd. and ECI Telecom Ltd. Prior thereto, Mr. Shukhman served in the Israel Defense Forces where he founded a group involved in digital signal processing applications.  Mr. Shukhman has an M.Sc. degree from the Technion, Israel Institute of Technology.

Uzi Rozenberg, 53, a co-founder of the Company, has served as a director from 1992 until 1997 and August 1999 to the present, and as Chairman of the Company’s Board of Directors from December 2007 to the present.  Mr. Rozenberg is also the founder and Chief Executive Officer of USR Electronics Systems (1987) Ltd. since February 1987.  Mr. Rozenberg served as a director of Orbot Ltd. from 1992 to 1996 and as a director of Gibor Sport Ltd. from 1993 to 1997. Mr. Rozenberg and Mr. Shenhar are brothers.

Efi Shenhar, 56, has served as a director since July 1995. Mr. Shenhar is the Corporate Chief Executive Officer & President of USR Group. Mr. Shenhar currently serves as a member of the board of directors of USR Electronic Systems (1987) Ltd.  From March 1987 until February 2003, Mr. Shenhar has served as a Vice President of USR Electronics Systems (1987) Ltd., an electronic manufacturing services company. Mr. Shenhar has a B.A. in accounting and economics from Tel Aviv University and an M.B.A. from Herriot Watt University. Mr. Shenhar is a certified public accountant.  Mr. Shenhar and Mr. Rozenberg are brothers.

It is proposed that at the Meeting the following resolutions be adopted:

”RESOLVED, that Tzvi Shukhman be re-elected to serve as a member of the Board of Directors of the Company, effective immediately.”

”RESOLVED, that Uzi Rozenberg be re-elected to serve as a member of the Board of Directors of the Company, effective immediately.”

”RESOLVED, that Efi Shenhar be re-elected to serve as a member of the Board of Directors of the Company, effective immediately.”

Approval of this matter will require the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, and voting on this matter.

The Board of Directors recommends that the shareholders vote FOR the election of the said nominees.

Executive Compensation

The aggregate remuneration we paid for the year ended December 31, 2011 to our executive officers as a group was approximately $240,000 in salaries, fees, commissions and bonuses. This amount includes approximately $50,000 set aside or accrued to provide for pension, retirement or similar benefits.

Members of our board of directors (other than external directors) who are not executive officers do not receive compensation for their service on the board of directors or any committee of the board of directors, but they are reimbursed for their expenses for each board of directors meeting attended. The Company’s external directors are entitled to an annual fee of NIS 42,600 (equivalent to approximately $10,900) and an attendance fee of NIS 2,200 (equivalent to approximately $565) per meeting attended.

For details about the compensation payable to Tzvi Shukhman, our CEO, see Item 6.C "Board Practices – Management and Director Service Contracts" of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012.

Other than officers of the Company who serve as directors, no directors have arrangements to receive benefits upon termination of employment.

We have obtained director’s and officer’s liability insurance with coverage of $5 million in aggregate.  In addition, we entered into indemnification agreements with our directors and executive officers in accordance with our Articles of Association.

ITEM 2 - ELECTION OF EXTERNAL DIRECTOR
(Item 2 on the Proxy Card)

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law, 5759-1999 (the “Companies Law”), to have at least two “external directors.”

To qualify as an external director, an individual (or the individual’s relative, partner, employer or any entity under the individual's control) may not have, and may not have had at any time during the previous two years, any "affiliation" with (i) the company, the company's controlling shareholder or its relative, or another entity affiliated with the company or its controlling shareholder, or (ii) in a company without a controlling shareholder (or a shareholder that owns more than 25% of its voting power) such as Metalink, affiliation  with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. Under the Companies Law, the term “affiliation” includes: an employment relationship; a business or professional relationship; control; and service as an office holder. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director.

Under the Companies Law, each committee of a company’s board of directors empowered with powers of the board of directors is required to include at least one external director, except that the audit committee must be comprised of at least three directors, including all of the external directors.

Pursuant to the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.”

The external directors generally must be elected by the shareholders. The initial term of an external director is three years and he or she may be reelected for up to two additional terms of three years each.

The term of Ms. Orly Etzion, who was elected as an external director for a term of three years at the 2009 annual shareholders meeting, expires at the Meeting. Mr. Yehuda Haiman, who was elected as external director of the Company to serve until December 2015, continues to serve the Company as external director.

At the Meeting, shareholders will be asked to re-elect Ms. Etzion as an external director to the Company’s Board of Directors for a term of three years.

For your information, a brief biography of Ms. Etzion is set forth below. For details about compensation payable to this nominee, see above under the caption “Executive Compensation.”

Orly Etzion, 50, has served as our external director since December 2009. Ms. Etzion is the CFO of Coriolis Wind Inc. From February 2005 until March 2009, Ms. Etzion served as the CFO of Precede Technologies Ltd. From May 2004 until January 2005, Ms. Etzion served as the CFO of The People's Voice, Ltd. From October 2002 until April 2004, Ms. Etzion served as the Manager of finance at Millimetrix Broadband Networks Ltd. and from March 1998 until February 2002 Ms. Etzion served as the controller of Chromatis networks Ltd. Ms. Etzion holds a BA degree in Economics from the Tel Aviv University and an M.B.A. degree, specializing in Finance, from The Colman College.

It is proposed that at the Meeting the following resolution be adopted:

”RESOLVED, to elect Ms. Etzion as an external director of the Company for a term of three years.”

Approval of the above resolution will require the affirmative vote of a majority of Ordinary Shares present at the Meeting, in person or by proxy, and voting on the resolution; provided that (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are not “controlling shareholders” or having a "personal interest" in the matter as a result of relations with the controlling shareholder (as such terms are defined in the Companies Law) ("Unaffiliated Shareholders"), or (ii) the total number of shares voted against the resolution by Unaffiliated Shareholders does not exceed two percent (2%) of the Company’s outstanding shares. As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law and is not aware of any shareholder with a personal interest in the matter. If you do have a personal interest, please contact the Company for instructions on how to vote your shares and indicate that you do have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends that the shareholders vote FOR approval of the said nominee.

ITEM 3 – GRANT OF STOCK OPTIONS
(Item 3 on the Proxy Card)

Background

Pursuant to the Companies Law, the terms of compensation for directors of a public company, such as us, including grants of options, require approval of the audit committee, board of directors and shareholders, in that order.

Mr. Hudi Zack, who served as our director since January 2012, will not stand for re-election at the Meeting. However, given that he did not receive any compensation for his service, we propose to grant him a one-time grant of options to purchase up to 12,500 ordinary shares of Metalink, in accordance with the following terms: (i) exercise price equal to $1.50 per share; (ii) the options are all fully vested upon the grant; and (iii) all other terms and conditions in connection with the above options shall be as set forth in the Company's stock option plan.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution will be adopted:

“RESOLVED, that the grant of stock options to Mr. Zack, as described in Item 3 of the Proxy Statement, dated November 23, 2012, be and hereby are approved; including any changes thereto that (i) do not materially increase the obligations of the Company and (ii) are approved by the Audit Committee and Board of Directors of the Company.”

Required Vote

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt this resolution.

The Board of Directors recommends a vote “FOR” approval of the foregoing resolution.

ITEM 4 - REAPPOINTMENT OF AUDITORS
(Item 4 on the Proxy Card)

At the Meeting, the shareholders will be asked to approve the reappointment of Brightman Almagor & Co., Certified Public Accountants (Israel), a member of Deloitte Touche Tohmatsu, as the Company’s auditors until the next annual general meeting of shareholders.  The auditors have no relationship with us or with any of the Company’s affiliates, except as auditors and, to a limited extent, as tax consultants. The Audit Committee and Board of Directors believe that such limited non-audit function does not affect the independence of Brightman Almagor & Co.

At the Meeting, the shareholders will also be asked to authorize the Board of Directors of the Company to fix the compensation of the Company’s auditors in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee of the Board of Directors.  With respect to the year 2011, the Company paid Brightman Almagor & Co. and its affiliates approximately $39,000 for auditing and tax related services.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Brightman Almagor & Co., certified Public Accountants (Israel) a member of Deloitte Touche Tohmatsu, is hereby appointed as the auditors of the Company until immediately following the next annual general meeting of shareholders.”

“RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee of the Board of Directors.”

Approval of this matter will require the affirmative vote of a majority of the Ordinary Shares present at the Meeting, in person or by proxy, and voting on this matter.

The Board of Directors recommends that the shareholders vote FOR approval of the above resolutions.

REVIEW AND CONSIDERATION OF THE FINANCIAL STATEMENTS

In accordance with applicable Israeli law, at the Meeting, the audited financial statements of the Company for the year ended December 31, 2011 and the related auditor’s report in respect thereof will be presented and discussed.

The audited financial statements of the Company for the year ended December 31, 2011 and the related auditor’s report were filed with the Securities and Exchange Commission (“SEC”) as part of our Annual Report on Form 20-F on April 30, 2012, which is available at the SEC’s website, www.sec.gov.

Any shareholder may receive a copy of the said Annual Report on Form 20-F, without charge, upon written request to the Company.  None of the auditors’ report or the financial statements form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

OTHER MATTERS

It is not anticipated that any matters other than those on the agenda described above will be presented at the Meeting.  If any other matters are properly presented to the Meeting, the persons named on the enclosed proxy will have discretionary authority to vote all proxies on such matters in accordance with their best judgment.

/s/ Uzi Rozenberg Chairman of the Board of Directors

Dated:  November 23, 2012